1000 Main Street, 36th Floor Houston, Texas 77002 Telephone {713} 226-6000 Telecopier {713} 228-1331 porterhedges.com

September 30, 2016

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 4628

Washington D.C. 20549

Via EDGAR

Attention:	Mr. Danilo Castelli

Re:	Ocean Power Technologies, Inc.
Registration Statement on Form S-1
Filed September 7, 2016, as amended on September 30, 2016
File No. 333-213519

Dear Mr. Castelli:

This letter is in response to your oral comments delivered during our telephonic conversations of September 28 and 29, 2016 regarding the above-referenced Registration Statement on Form S-1 filed by Ocean Power Technologies, Inc. (the “Company”). Per your request, this letter contains an explanation of the difference in the value of securities offered and sold by the Company pursuant to General Instruction I.B.6 of Form S-3 (the “Instruction”) as shown on the cover page of the preliminary prospectus supplement filed by the Company on July 21, 2016 (the “Preliminary ProSupp”) as compared to the definitive prospectus supplement filed by the Company on July 22, 2016 (the “Definitive ProSupp”).

When the Definitive ProSupp was filed on July 22, the Company used the highest price within the past 60 days as of that date ($13.92, which was the price at which the stock was last sold on July 20) to calculate the gross proceeds of the securities sold by the Company pursuant to the Instruction during the preceding 12 months. This stock price was a significant increase from the prior highest price during the preceding 60 days, which resulted in the Company being able to sell up to $10,817,032 pursuant to the Instruction. The Company had received gross proceeds received from two offerings during the prior twelve months of $4,243,194.92 ($293,343.08 received under the Company’s At-The-Market Offering program, $3,949,852 received in the Company’s registered direct offering in June 2016, including $2,031,652 attributable to the warrants issued in this offering) and aggregate gross proceeds of $4,016,250 in the July offering. As a result, the total gross proceeds of $8,259,444.92 received by the Company complied with the limitations of the Instruction.

When the Preliminary ProSupp was filed on July 21, the Company used $8.29 as the price within the past 60 days as of that date for purposes of the calculation under the Instruction, which was the price at which the stock was last sold on July 15. As a result, the maximum amount that the Company was able to sell pursuant to the Instruction using that price was $6,442,040. The Company used the higher number in the Definitive ProSupp because it afforded them greater flexibility in connection with the July offering and any potential future offerings during the 12 month period.

U.S. Securities & Exchange Commission

September 30, 2016

Please call the undersigned at (713) 226-6682 with any additional comments or questions you may have.

Very truly yours,

/s/ Kevin J. Poli

Kevin J. Poli